CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the quarter ended March 31, 2005.

This MD&A is prepared as of May 27, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Continental is engaged in the business of acquiring and exploring natural resource properties. In 2004, Continental focused on the acquisition of the mineral interest in the Xietongmen Copper-Gold Property in Tibet, People’s Republic of China (“PRC”). A multi-rig drilling program was initiated near the end of the first quarter of 2005.

Xietongmen Property, Tibet, PRC

Property Agreements

In February 2004, the Company announced that it had reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc. (“ChinaNet”), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in ChinaNet’s Xietongmen copper-gold property, located 240 kilometres southwest of Lhasa in Tibet. Subsequently, the Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property in May 2004.

In November 2004, the Company signed a formal agreement (the “Preliminary Option Agreement”). Under the Preliminary Option Agreement, the Company acquired options to purchase up to 60% of the shares of Highland Mining Inc. (“Highland”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), a private Chinese corporation which owns 100% of the Xietongmen Property.

In December 2004, a formal agreement (the “Formal Agreement”) was finalized and received Canadian and Chinese regulatory approvals. Under the Formal Agreement, the Company acquired options to purchase up to 60% of the shares of Highland.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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The Company can acquire an initial 50% interest in Highland ("Tranche One") by:

(a)	paying initial option payments totaling US$2 million, comprising:

(i)	US$1.2 million upon receipt of regulatory approvals ($1,435,292 which was paid in December 2004), and the

(ii)	US$0.8 million balance within one year, and

(b)
funding Highland to allow it to conduct a further US$5 million of exploration on the Xietongmen Project. Of this, exploration expenditures of US$3 million are to be funded by November 10, 2005 with a further US$2 million of exploration expenditures to be funded by November 10, 2006.

Upon acquisition of 50% of Highland, the Company can increase its interest in Highland to 60% ("Tranche Two") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

The Company paid a finder’s fee of US$120,000 ($146,293) in January 2005. The remaining US$80,000 finder's fee will be due upon payment of the remaining US$0.8 million of the initial option payments.

Upon payment of the US$1.2 million ($1,435,292) in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland. The Company is in the process of pledging them to the founding shareholders of Highland so that they will be transferred to the founding shareholders of Highland for US$1 if the Company ceases to fund the mandatory Tranche One amounts described above. The pledged Highland shares will be released upon completion of the option payments and exploration expenditures required under Tranche One.

Under the Formal Agreement, the Company will manage Highland and Tian Yuan during the option period. Upon completion of Tranche One, or if the Company has chosen to exercise the second option, the completion of Tranche Two, further equity and/or loan funding of Highland would be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others. If the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

Property Activities

The 1,290-hectare Xietongmen Property is located in an area of moderate to gentle relief, approximately 240 kilometres southwest of Lhasa, Tibet. A highway and a hydroelectric transmission line traverse the southern edge of the property.

The grade and continuity of mineralization discovered at the Xietongmen Property to date, demonstrates that the property has potential to host a large porphyry-like copper-gold deposit that may be amenable to open pit mining. Widespread copper and gold mineralization occurs in altered intermediate volcanic and related intrusive rocks, lying adjacent to an altered diorite porphyry stock. A 150-500 metres wide, northwest trending, gossanous alteration zone has been traced by geochemical surveys, geological mapping and test pit excavation. Sulphide mineralization within the zone includes, in order of abundance,

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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pyrite, pyrrhotite, chalcopyrite, sphalerite, with minor galena and traces of molybdenite, and averages about 5%.

The alteration zone has been tested by previous operators in two vertical diamond drill holes and a 200-metre long underground adit. Long continuous intervals of copper and gold mineralization were encountered. Drill hole ZK0301 intersected 235 metres of 0.47% Cu and 0.58 g/t Au, drill hole ZK0701 intersected 207 metres of 0.68% Cu and 1.43 g/t Au, and samples taken in a cross-cut accessed by adit PD 04 - 76 metres returned values of 1.23% Cu and 1.91 g/t Au.

Continental personnel carried out project orientation and preliminary socio-economic work in May 2004. Surface geological mapping was also done to refine targets for diamond drilling.

In the first quarter of 2005, personnel were mobilized to site in preparation for a drilling program that began subsequent to the end of the quarter in April 2005. The planned Phase 1 program encompasses 8,000 metres of drilling in approximately 26 holes focused over an area measuring approximately 250 metres by 300 metres. The program is designed to infill between and step out from the high grade holes and cross cut described above. The holes are planned to be drilled at a 50-metre spacing to confirm the continuity and structural controls and orientation. If successful, a more extensive second phase program is also planned. Phase 2 drilling would step out at a 100-metre spacing to expand the coverage.

Market Trends

Copper prices have been increasing since late 2003. Copper averaged US$1.30/lb in 2004 and US$1.49/lb over the first four months of 2005.

Gold prices also continued an overall uptrend, averaging US$410/oz in 2004. Gold prices have averaged approximately US$429/oz over the first four months of 2005.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at December 31
Balance Sheet	2004	2003	2002
Current assets	$7,504,356	$2,980,415	$231,972
Other assets	1	1	1
Total assets	7,504,357	2,980,416	231,973

Current liabilities	354,239	169,290	19,123
Shareholders’ equity	7,150,118	2,811,126	212,850
Total shareholders’ equity & liabilities	7,504,357	2,980,416	231,973

Working capital	$7,150,117	$2,811,125	$212,849

	As at December 31

Operations	2004	2003	2002
Exploration (excluding stock-based compensation)	$2,139,062	$–	$–
Interest income	(119,588)	(5,754)	6,250
Foreign exchange	148,910
Conference and travel	50,917	29,267	1,199
Legal, accounting and audit	433,670	25,478	49,046
Office and administration (excl stock-based compensation )	437,288	135,661	85,282
Shareholder communications	46,339	14,701	33,559
Trust and filing	26,724	46,018	47,527
	3,163,322	245,371	222,863
Stock-based compensation	2,435,995	352,854	–
Loss for the period	$5,599,317	$598,225	$222,863

Basic and diluted loss per share	$(0.17)	$(0.03)	$(0.01)

Weighted average number of common shares outstanding	32,592,964	20,906,714	18,882,378

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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1.4	Results of Operations

Loss for the period decreased to $925,000 in the quarter ended March 31, 2005 from $2,660,000 in the quarter ended December 31, 2004 due to greater exploration expenses in December 2004, and increased from $915,000 in the quarter ended March 31, 2004 when there was much less exploration activity underway, offset by lower stock-based compensation expense in the current quarter.

Exploration decreased to $507,000 in the quarter ended March 31, 2005 from $1,679,000 in the quarter ended December 31, 2004 due to a US$1.2 million option payment paid in December 2004 and increased from $90,000 in the quarter ended March 31, 2004 when very little exploration work was underway.

Excluding stock-based compensation, the exploration expenditures of $507,000 included costs of $113,000 for drilling, $27,000 for equipment rental and leases, $143,000 for geological work, $59,000 for site activities, $69,000 for transportation, $57,000 for environmental and socioeconomic, and $39,000 for other activities.

Excluding stock-based compensation, the main administrative costs during the period were for salaries, office and administration, and legal, accounting and audit fees associated with negotiations related to the Xietongmen property. Salaries, office and administration costs increased to $135,000 in the first quarter of 2005, compared to $53,000 in the first quarter of 2004. Legal, accounting and audit expenses increased to $58,000, compared to $47,000 in the first quarter of 2004. Shareholder communications increased to $28,000 in the quarter ended March 31, 2005 from $21,000 in the quarter ended December 31, 2004 and increased from $4,000 in the quarter ended March 31, 2004 as a result of the increased level of activity and interest in the Company.

Interest income increased to $39,000 in the first quarter of 2005, compared to $18,000 in the first quarter of 2004. This is due to increased cash balances on hand, resulting from a private placement financing of $7 million in July 2004 to fund Xietongmen project activities.

Stock-based compensation of $230,000 was charged to operations during the first quarter of 2005, compared to $732,000 in the first quarter of 2004. Related factors that may impact the stock-based compensation expenses include the stock price of the Company during the period, because the stock price is a significant component of the value of stock-based compensation for unvested grants to non-employees.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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1.5	Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except per shares amount.

	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2005	2004	2004	2004	2004	2003	2003	2003

Current assets	$6,691	$7,504	$9,032	$9,122	$2,924	$2,980	$350	$415
Total assets	6,691	7,504	9,032	9,122	2,924	2,980	350	415

Current liabilities	224	354	58	237	121	169	9	25
Shareholders’ equity	6,467	7,150	8,974	8,885	2,803	2,811	341	390
Total shareholders’ equity and liabilities	6,691	7,504	9,032	9,122	2,924	2,980	350	415

Working capital	6,467	7,150	8,974	8,885	2,803	2,811	341	390

Expenses:
Exploration	507	1,679	177	193	90	–	–	–
Legal, accounting and audit	58	162	141	84	47	11	5	9
Office and administration	135	189	142	104	53	76	39	40
Shareholder communications	28	21	3	18	4	–	3	12
Trust and filing	9	2	2	16	7	16	3	16
Interest income	(39)	(50)	(38)	(14)	(18)	(3)	(1)	–
Foreign exchange loss(gain)	(3)	61	54	34	–	–	–	–
Subtotal	695	2,064	481	435	183	100	49	77
Stock-based compensation	230	596	433	675	732	353	–	–
Loss for the period	$925	$2,660	$914	$1,110	$915	$453	$49	$77

Basic and diluted loss per share	$(0.03)	$(0.07)	$(0.02)	$(0.04)	$(0.03)	$(0.02)	$(0.00)	$(0.00)

Weighted average number of
common shares outstanding
(thousands)	37,476	37,467	36,172	29,533	27,107	20,907	20,876	20,833

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $6.5 million as at March 31, 2005, compared to $7.2 million as at December 31, 2004 (December 31, 2003 - $2.8 million). The Company's working capital may be insufficient to fund its known commitments as the Company has chosen to proceed on its exploration program at the Xietongmen project. Consequently, the Company will need to raise additional funds for such expenditures.

The changes in non-cash working capital items reflect a decrease in amounts receivable and accounts payable and accrued liabilities, and an increase in prepaid expenses due to normal course of business.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

The Company had no commitments for capital expenditures as of March 31, 2005.

In December 2004, the Company initiated an option agreement with Highland Mining Inc., an affiliate of ChinaNetTV Holdings Inc., described in "1.2 Overview" of this MD&A, pursuant to which the Company can, at its option, earn up to a 60% interest in the Xietongmen Project by paying and spending a total of US$10 million.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At December 31, 2004, the conversion rate was $4.39 per Taseko Share. This is more fully described in the notes to the accompanying financial statements.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Continental reimburses HDI on a full cost-recovery basis.

Costs for services rendered by and expenses reimbursed to HDI by the Company have totaled $176,826 for the first quarter of 2005.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

CONTINENTAL MINERALS CORPORATION QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

          The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

(b) expensed research and development costs;

          Not applicable.

(c) deferred development costs;

          Not applicable.

(d) general and administration expenses; and

          The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

          None.

CONTINENTAL MINERALS CORPORATION
QUARTER ENDED MARCH 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

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1.15.3	Disclosure of Outstanding Share Data

The following details the share capital structure as at May 27, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				37,742,118

Share purchase options	November 29, 2005	$ 0.50	3,953,334
	November 29, 2005	$ 0.53	3,334
	November 29, 2006	$ 1.10	470,000
	November 29, 2006	$ 1.33	300,000	4,726,668

Warrants	July 12, 2006	$ 1.05	7,000,000
	December 31, 2005	$ 0.50	4,200,000	11,200,000

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.